DAYBREAK OIL AND GAS, INC. 1414 S. FRIENDSWOOD DRIVE, SUITE 212 FRIENDSWOOD, TX 77546 OFFICE: (281) 996-4176

April 10, 2023

Via Edgar

United Stated Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Robert Babula, Staff Accountant

Re: Daybreak Oil and Gas, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2022 Filed June 15, 2022

Form 10-Q for the Quarterly Period Ended August 31, 2022 Filed October 28, 2022

File No. 000-50107

Dear Mr. Babula:

This letter is in response to your comment letter dated March 28, 2023, addressed to James Westmoreland, our Chief Executive Officer.

In your comment letter, you asked us to respond within ten business days or advise when we will respond. As reflected during a conversation with our Special Projects Advisor, Thomas Kilbourne, we appreciate the Commission’s flexibility to allow us to provide the requested response on or before April 28, 2023. We are striving to, and expect to have the two-year audit substantially completed by that time, as that is a component of comment 8 of your letter.

I can be reached at 281-996-4176 or jimw@daybreakoilandgas.com, for any questions or comments.

Sincerely

/s/ JAMES F. WESTMORELAND

James F. Westmoreland

President and Chief Executive Officer